Exhibit 99.2

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation (the “Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management’s Discussion and Analysis (“MD&A”). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors’ report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G. Stowe President & Chief Executive Officer March 8, 2010	Jon A. Douglas Senior Vice President & Chief Financial Officer

Northgate Annual Report 2009 | 54

Auditor's Report to the Shareholders

We have audited the consolidated balance sheets of Northgate Minerals Corporation (the “Corporation”) as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

March 8, 2010

55  |  Northgate Annual Report 2009

Consolidated Balance Sheets

As at December 31
Thousands of US dollars	2009	2008
Assets
Current Assets
Cash and cash equivalents	$253,544	$62,419
Trade and other receivables	27,961	18,310
Income taxes receivable	—	6,837
Inventories (note 5)	44,599	41,546
Prepaids	2,566	1,989
Future income tax asset (note 17)	5,541	5,259
	334,211	136,360
Other assets (note 6)	27,544	53,606
Deferred transaction costs (note 7)	—	775
Future income tax asset (note 17)	14,507	3,741
Mineral property, plant and equipment (note 8)	327,416	357,725
Investments (note 9)	38,001	39,422
	$741,679	$591,629
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$59,132	$56,469
Income taxes payable	29,395	—
Short-term loan (note 10)	41,515	43,096
Capital lease obligations (note 11)	5,995	4,533
Provision for site closure and reclamation costs (note 13)	23,501	8,420
Future income tax liability (note 17)	867	1,895
	160,405	114,413
Capital lease obligations (note 11)	4,656	6,211
Other long-term liabilities (note 12)	8,995	3,368
Provision for site closure and reclamation obligations (note 13)	23,989	37,849
Future income tax liability (note 17)	—	14,350
	198,045	176,191
Shareholders' Equity
Common shares (notes 15A and 15D)	402,879	311,908
Contributed surplus	6,202	5,269
Accumulated other comprehensive loss	(3,705)	(89,503)
Retained earnings	138,258	187,764
	543,634	415,438
	$741,679	$591,629

Commitments and contingencies (notes 11 and 21)

The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Douglas P. Hayhurst, Director

Northgate Annual Report 2009 | 56

Consolidated Statements of Operations and Comprehensive Income

Years ended December 31
Thousands of US dollars, except share and per share amounts	2009	2008
Revenue	$484,976	$460,988
Cost of sales (note 5)	300,800	310,934
Depreciation and depletion	104,126	67,290
Administrative and general	10,679	11,863
Net interest income	(1,580)	(6,937)
Exploration	14,637	32,595
Currency translation (gain) loss	1,143	(6,830)
Accretion of site closure and reclamation costs	3,253	1,984
Write-down of mineral property (note 8)	84,849	—
Write-down of auction rate securities (note 9)	10,979	20,310
Other income (note 19)	(1,123)	(10,691)
	527,763	420,518
Earnings (loss) before income taxes	(42,787)	40,470
Income tax recovery (expense) (note 17)
Current	(29,472)	(5,261)
Future	22,753	(24,489)
	(6,719)	(29,750)
Net earnings (loss)	(49,506)	10,720
Other comprehensive income (loss)
Unrealized loss on available for sale securities	(1,463)	(30,652)
Reclassification of other than temporary loss on available for sale securities to net earnings	10,979	20,310
Unrealized gain (loss) on translation of self-sustaining operations	76,282	(75,879)
	85,798	(86,221)
Comprehensive income (loss)	$36,292	$(75,501)
Net earnings (loss) per share
Basic	$(0.19)	$0.04
Diluted	(0.19)	0.04
Weighted average shares outstanding
Basic	264,603,527	255,269,183
Diluted	264,603,527	255,453,093

The accompanying notes form an integral part of these consolidated financial statements.

57  |  Northgate Annual Report 2009

Consolidated Statements of Cash Flows

Years ended December 31
Thousands of US dollars	2009	2008
Operating activities:
Net earnings (loss) for the year	$(49,506)	$10,720
Non-cash items:
Depreciation and depletion	104,126	67,290
Unrealized currency translation losses (gains)	4,543	(6,320)
Gain on agreement to purchase Perseverance hedge portfolio	—	(9,836)
Accretion of site closure and reclamation costs	3,253	1,984
Loss (gain) on disposal of property, plant and equipment	(490)	13
Amortization of deferred charges	196	214
Stock-based compensation	1,467	2,022
Accrual of employee severance costs	2,177	1,571
Future income tax expense (recovery)	(22,753)	24,489
Change in fair value of forward contracts	37,674	(32,716)
Write-down of auction rate securities	10,979	20,310
Inventory obsolescence provision	363	—
Write-down of mineral property	84,849	—
Gain on sale of investments	—	(1)
Changes in operating working capital and other (note 20)	10,283	(14,752)
	187,161	64,988
Investing activities:
Release of restricted cash	—	67,496
Increase in restricted cash	(220)	(25,011)
Purchase of plant and equipment	(30,528)	(27,940)
Mineral property development	(51,468)	(30,450)
Proceeds from sale of equipment	—	3,389
Transaction costs paid	—	(2,893)
Acquisition of Perseverance, net of cash acquired of $14,306 (note 4)	—	(198,772)
Repayment of Perseverance hedge portfolio	—	(45,550)
Proceeds from sale of investments	—	1
	(82,216)	(259,730)
Financing activities:
Repayment of capital lease obligation	(5,029)	(6,259)
Financing from short-term loan	529	9,147
Repayment of short-term loan	(2,110)	(10,886)
Repayment of other long-term liabilities	(546)	(946)
Issuance of common shares	89,647	1,760
	82,491	(7,184)
Effect of exchange rate changes on cash and cash equivalents	3,689	(1,700)
Increase (decrease) in cash and cash equivalents	191,125	(203,626)
Cash and cash equivalents, beginning of year	62,419	266,045
Cash and cash equivalents, end of year	$253,544	$62,419

Supplementary cash flow information (note 20)

The accompanying notes form an integral part of these consolidated financial statements.

Northgate Annual Report 2009 | 58

Consolidated Statements of Shareholder's Equity

				Accumulated
	Number of	Common		Other
Thousands of US dollars,	Common	Shares	Contributed	Comprehensive	Retained
except share amounts	Shares	Amount	Surplus	Income	Earnings	Total
Balance at December 31, 2007	254,452,862	$309,455	$3,940	$(3,282)	$176,663	$486,776
Transitional adjustment on adoption of inventory standard	—	—	—	—	381	381
Shares issued under employee share purchase plan	382,909	406	—	—	—	406
Shares issued on exercise of options	881,300	1,846	(492)	—	—	1,354
Stock-based compensation	—	201	1,821	—	—	2,022
Net earnings	—	—	—	—	10,720	10,720
Other comprehensive loss	—	—	—	(86,221)	—	(86,221)
Balance at December 31, 2008	255,717,071	311,908	5,269	(89,503)	187,764	415,438
Shares issued under new equity offering, net of transaction costs and income taxes (note 15D)	34,300,000	89,306	—	—	—	89,306
Shares issued under employee share purchase plan	306,715	422	—	—	—	422
Shares issued on exercise of options	364,600	1,030	(321)	—	—	709
Stock-based compensation	—	213	1,254	—	—	1,467
Net loss	—	—	—	—	(49,506)	(49,506)
Other comprehensive income	—	—	—	85,798	—	85,798
Balance at December 31, 2009	290,688,386	$402,879	$6,202	$(3,705)	$138,258	$543,634

The accompanying notes form an integral part of these consolidated financial statements.

59  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1     Nature of Operations

Northgate Minerals Corporation (“Northgate” or the “Corporation”) is engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal producing assets are its 100% interests in the Fosterville and Stawell Gold mines in Australia and the Kemess South mine in Canada. The Corporation also holds a 100% interest in the Young-Davidson property, a development project in Canada.

Note 2     Significant Accounting Policies

A. Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Corporation and its subsidiary companies and divisions. All material inter-company and inter-divisional balances and transactions have been eliminated.

Except as otherwise noted, these financial statements are expressed in United States dollars (“US$”). The US$/Canadian dollar (“Cdn$”) exchange rate as at December 31, 2009 was $0.96 (2008 – $0.82) and the average rate for the year ended December 31, 2009 was $0.88 (2008 – $0.94). The US$/Australian dollar (“A$”) exchange rate as at December 31, 2009 was $0.90 (2008 – $0.70) and the average rate for the year ended December 31, 2009 was $0.79 ($0.86 from February 18, 2008, the date of acquisition of Perseverance Corporation Ltd. (“Perseverance”), to December 31, 2008).

B. Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the time of acquisition that are readily convertible to specified amounts of cash. The Corporation classifies cash equivalents as held for trading financial instruments and accounts for them at fair value, with fair value adjustments charged to earnings.

C. Loans and Receivables

Loans and receivables are accounted for at amortized cost.

D. Long-Term Investments

Long-term investments are designated as available for sale and measured at fair value in the balance sheet with fair value adjustments charged to other comprehensive income except if an impairment is determined to be other than temporary in which case the impairment is charged to earnings.

Northgate Annual Report 2009 | 60

E. Inventories

Concentrate inventory and unshipped gold doré are recorded at the lower of production costs on a first-in, first-out basis, and net realizable value. Stockpiled ore and any work-in-process inventories (gold in circuit) are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as depreciation on production assets and certain allocations of mine-site overhead expenses attributable to the production process, as applicable. Supplies inventory, which includes the costs of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is recorded at the lower of average cost or net realizable value.

Stockpiled ore not expected to be milled in the next year is classified as long-term and is included in other assets.

Write downs to net realizable value are recognized in cost of sales. Under certain circumstances, a previously recognized write-down may be reversed if the net realizable value has increased.

F. Mineral Property, Plant and Equipment

Mineral property acquisition costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated proven and probable reserves.

Mine development costs incurred after the commencement of production are capitalized or deferred to the specific ore blocks or mine areas for which they provide physical access. Depreciation and depletion is recorded using the unit-of-production method based on proven and probable reserves within the specific ore block or area. Infrastructure and underground development costs that provide a benefit over the entire mine life are amortized using the units of production method, based on accessible proven and probable mineral reserves.

Mineral exploration costs incurred on a producing property that are not related to an ore body classified as proven and probable reserves are charged to income as incurred. Mineral exploration costs on non-producing properties are charged to income as incurred. When proven and probable reserves are established and economic feasibility is determined on a non-producing property, then further costs of exploration and development are deferred on a project-by-project basis.

Deferred development costs include all costs directly related to development, as well as a proportion of the costs related to direct supervision and the cost of power used by the equipment.

Plant and equipment is carried at cost less accumulated depreciation. Certain mining and milling assets are depreciated using the unit-of-production method based on estimated proven and probable reserves expected to be processed. Depreciation for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from two to seven years. Replacements and major improvements are capitalized.

G. Impairment of Long-Lived Assets

The Corporation tests for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that a potential impairment exists. Long-lived assets are aggregated to the lowest level of assets and liabilities from which cash flows are expected to be generated. This aggregate is referred to as an asset group. An asset group is impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value.

61  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

Fair value is calculated by applying: i) a discount rate to present value the future cash flows expected to be generated by each asset group; and, ii) a multiple to the discounted future cash flows. The discount rate is based on an estimate of the Corporation’s real weighted average cost of capital adjusted for the risks associated with the individual reporting unit. Gold companies often trade at a multiple to the present value of their expected future cash flows. The estimate of the Corporation’s multiple is determined by a number of factors including, but not limited to, a comparison to market peers and remaining mine life.

H. Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred and a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized into the carrying value of the related asset.

In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the costs. Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is assigned to the related asset and amortized to net earnings over the life of the asset.

I. Other Liabilities

Financial liabilities, including accounts payable and accrued liabilities, taxes payable, short-term loans, capital lease obligations, long-term debt and other long-term liabilities, are accounted for at their amortized cost.

J. Revenue Recognition

The Corporation recognizes revenue from the sale of its gold-copper concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

The Corporation recognizes revenue from the sale of its gold doré upon delivery, which is when the doré is picked up by the customer’s agent at the mine site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights and assays. Subsequent variations to weights and assays are recognized in revenue upon final settlement.

Mark-to-market gains or losses related to metal forward contracts are recognized in revenue.

K. Foreign Currency Translation

The functional currency of the Corporation’s Canadian operations is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

Northgate Annual Report 2009 | 62

The functional currency of the Corporation’s Australian operations is the Australian dollar. All assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect during the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income or loss.

L. Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees at fair value and recognizes the compensation expense for options expected to vest over the vesting period, with a corresponding credit to contributed surplus. Any consideration paid by directors, employees and non-employees on the exercise of stock options is credited to share capital, together with a share of related stock-based compensation originally recorded in contributed surplus. Compensation costs associated with the Corporation’s Employee Share Purchase Plan (“ESPP”) are recognized based on the fair value of the shares that the Corporation is required to contribute on the date they are issued.

M. Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized. Investment tax credits earned from exploration expenditures are recorded as a tax receivable to the extent that it is more likely than not to be realized. A corresponding deduction is recognized in exploration expense or mineral property, plant and equipment if such costs are capitalized.

N. Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables or payables from sales of concentrate, values of concentrate in inventory and in transit, valuation of financial instruments, determination of other than temporary declines in the value of investments, site closure and reclamation obligations, impairment of long-lived assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the consolidated financial statements.

O. Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The Corporation uses the treasury stock method to compute the dilutive effects of stock options. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period. Stock options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the stock options.

63  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

P. Derivative Financial Instruments

The Corporation may utilize derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian or Australian dollar operating costs.

The Corporation recognizes derivative financial instruments on a mark-to-market basis with changes in fair value recognized in net earnings for the period, unless the instrument qualifies for hedge accounting in which case changes in fair value are recognized in other comprehensive income or loss. For instruments to which hedge accounting is applied, the Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Gains and losses on forward sales contracts used to hedge anticipated future sales, which qualify for hedge accounting, are recognized as an adjustment to the revenues when the sales occur. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments, which qualify for hedge accounting, or are used to economically hedge anticipated foreign currency denominated operating costs, are recognized as an adjustment to those costs when the contracts are settled.

Note 3     Accounting Changes

Adopted Accounting Standards

Goodwill and Intangible Assets

On January 1, 2009, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This new standard establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes the standard with International Financial Reporting Standard (“IFRS”) IAS 38, Intangible Assets. Concurrent with the introduction of the standard, the CICA withdrew EIC-27, Revenues and expenses, during the pre-operating period. The new standard is to be applied retrospectively; however, the adoption of this standard did not result in any changes to the Corporation’s consolidated financial statements.

Financial Instruments – Recognition and Measurement

For the year ended December 31, 2009, the Corporation adopted the amendments to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, which defines loans and receivables as non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. As a result of this change in definition, available for sale debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. Available for sale debt instruments were eligible for reclassification to held to maturity if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention and ability to hold the securities to maturity. The reclassification from available for sale to loans and receivables or to held to maturity is optional and could be made on an instrument by instrument basis. The Corporation did not elect to reclassify any available for sale securities. Thus, the adoption of the amendments to this standard did not result in any changes to the Corporation’s consolidated financial statements.

Northgate Annual Report 2009 | 64

Financial Instruments – Disclosure and Presentation

For the year ended December 31, 2009, the Corporation adopted the amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures, which expands financial instrument fair value measurement and liquidity risk management disclosures. The disclosures are provided in note 16.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

For the year ended December 31, 2009, the Corporation adopted the Emerging Issues Committee EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not have an effect on the Corporation’s financial statements.

Mining Exploration Costs

On January 1, 2009, the Corporation adopted the Emerging Issues Committee EIC-174, Mining Exploration Costs, which provides guidance on the capitalization of exploration costs related to mineral properties, when impairment should be assessed to determine whether a write-down is required and the conditions that indicate impairment. The adoption of EIC-174 did not have an effect on the Corporation’s financial statements.

Future Accounting Changes

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards are to converge with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. Northgate’s financial statements up to and including the December 31, 2010 financial statements will be reported in accordance with Canadian GAAP as it exists on each reporting date. Financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

An analysis of the impact of IFRS on Northgate’s current accounting policies is in progress and changes in accounting policies are likely and may materially impact the financial statements. The following items have been identified as potential high impact areas: mineral properties, plant and equipment, including any impairment, income taxes and asset retirement obligations. However, as this analysis is in progress and due to possible changes in IFRS prior to the conversion date, the final impact of the conversion on Northgate’s financial statements cannot be measured at this time.

65  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

Note 4     Acquisition of Perseverance

On February 18, 2008, the Corporation completed its acquisition of Perseverance, an Australian gold producer with two fully-permitted gold mines in the state of Victoria. Perseverance’s major assets are the Fosterville Gold mine, located 20 kilometres east of Bendigo in central Victoria and the Stawell Gold mine, located approximately 250 kilometres west of Melbourne.

The acquisition was accounted for as a business combination using the purchase method. The results of Perseverance have been included in the Corporation’s consolidated financial statements from February 19, 2008 inclusive. As part of the acquisition, the Corporation acquired for cash consideration all the issued and outstanding ordinary shares and warrants, convertible subordinated notes, executive options, bank debt and gold forward contracts of Perseverance.

The purchase consideration consisted of:

Cash consideration to acquire:
Ordinary shares and warrants	$175,527
Convertible subordinated notes	34,582
Executive options	722
Transaction costs	3,798
214,629
Bank debt acquired and pre-acquisition advance	28,956
$243,585
The purchase consideration was allocated to the following assets and liabilities:
Cash and cash equivalents	$14,306
Accounts receivable	10,142
Inventories	10,120
Mineral property	207,006
Plant and equipment	99,204
Future income tax asset	9,311
350,089
Accounts payable and accrued liabilities	(30,292)
Other long-term liabilities	(1,686)
Site closure and reclamation costs	(9,415)
Gold forward contracts	(65,111)
$243,585

In 2007, the Corporation acquired for cash consideration indebtedness owed by Perseverance to an Australian bank of $26,710,000. The Corporation also advanced $2,246,000 of cash to Perseverance prior to February 18, 2008.

Northgate Annual Report 2009 | 66

Note 5     Inventories

	2009	2008
Concentrate and unshipped gold doré	$16,059	$13,041
Gold in circuit	3,868	3,378
Stockpiled ore	3,310	9,489
Supplies	21,362	15,638
	$44,599	$41,546

At December 31, 2009, the carrying value of supplies inventory at the Kemess South mine was recorded at net realizable value of $12,076,000, resulting in a write-down of $363,000 (2008 – $917,000).

At December 31, 2009, the carrying value of stockpiled ore at Stawell was recorded at its net realizable value of $748,000, resulting in a write-down of $463,000 (2008 – nil).

At December 31, 2009, the carrying values of unshipped doré, gold in circuit, and stockpiled ore at Fosterville were recorded at their net realizable values of $772,000, $2,623,000, and $1,529,000 respectively. The total amount of the write-down was $850,000 (2008 – nil).

The cost of sales amount recorded in the statement of operations is comprised of the following items:

	2009	2008
Change in inventory	$5,989	$(3,689)
Mining and milling costs	209,842	227,272
Marketing and other costs	84,969	87,351
	$300,800	$310,934

Depreciation and depletion included in inventory is reported as a depreciation and depletion expense in the statement of operations when the related inventory is sold.

Note 6     Other Assets

	2009	2008
Restricted cash	$27,544	$22,614
Unrealized gain on copper forward contracts (note 16)	—	30,796
Deferred lease charges	—	196
	$27,544	$53,606

Restricted cash consists of the following items:

  $17,828,000 (2008 – $15,033,000) of cash and short-term deposits pledged by the Corporation relating to site closure and reclamation obligations at Kemess South and Young-Davidson (note 13).
  $9,447,000 (2008 – $7,581,000) of cash deposits pledged by the Corporation relating to site closure and reclamation obligations at Fosterville and Stawell (note 13).
  $269,000 of cash deposits held against the Corporation’s Australian credit cards.

67  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

Note 7     Deferred Transaction Costs

On June 6, 2008, the Corporation filed a short form universal base shelf prospectus (the “Prospectus”) with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. The Prospectus facilitated the Corporation’s equity offering on September 30, 2009 (note 15D). All costs associated with the Prospectus have been charged directly to equity for the year ended December 31, 2009.

Note 8     Mineral Property, Plant and Equipment

		Accumulated
		Depreciation, Depletion	Net Book
2009	Cost	Impairment and Write-down	Value
Plant and equipment	$492,622	$339,546	$153,076
Plant and equipment under capital lease	16,292	3,817	12,475
Mineral properties (producing)	231,777	126,071	105,706
Mineral properties (non-producing)	111,715	55,556	56,159
	$852,406	$524,990	$327,416
		Accumulated
		Depreciation, Depletion	Net Book
2008	Cost	Impairment and Write-down	Value
Plant and equipment	$421,291	$263,466	$157,825
Plant and equipment under capital lease	20,444	6,264	14,180
Mineral properties (producing)	136,485	20,528	115,957
Mineral properties (non-producing)	101,578	31,815	69,763
	$679,798	$322,073	$357,725

Non-producing mineral properties include acquisition costs for the Young-Davidson property and certain mining and exploration rights in Australia. From July 2009 onwards, non-producing mineral properties also include development costs related to the Young-Davidson property, which have been capitalized as a result of a positive pre-feasibility study. The study established proven and probable reserves and demonstrated the economic feasibility of the project. Costs recorded in non-producing mineral properties are not currently being amortized.

The Corporation tested the recoverability of its long-lived assets for potential impairment at December 31, 2009. The carrying value of the Corporation’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, was compared to the related undiscounted cash flows expected from the use and eventual disposition of the corresponding assets and liabilities. The undiscounted cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs.

Significant assumptions for Kemess South include a copper price of $2.75/lb for 2010 and $2.50/lb for 2011 and a gold price of $1,100/oz for 2010 and $1,000/oz for 2011, which reflect the short remaining life of the mine. The Corporation also made an estimate of the disposal value of its plant and equipment based on third-party valuation reports. The Corporation concluded that no charge for impairment was required. Actual future results may differ from the assumptions made by the Corporation.

Northgate Annual Report 2009 | 68

The Corporation also tested the recoverability of the long-lived assets of the Fosterville and Stawell mines. Significant assumptions for the Australian operations include a gold price of A$1,200/oz for 2010 to 2011, A$1,150/oz for 2012 to 2013 and A$1,100/oz thereafter, recognizing the longer term nature of these asset groups. The Corporation also estimated the revenues and costs related to the conversion of a portion of resources to reserves over the life of the mines. The Corporation concluded that no charge for impairment was required for Stawell. However, the carrying value of the long-lived assets of Fosterville exceeded their undiscounted cash flows over the life of the mine. Accordingly, the Corporation wrote down the carrying value of the assets to their fair value. The Corporation calculated fair value by discounting the estimated cash flows expected from the use and eventual disposition of the assets and applying a multiple to the discounted cash flows. The discount rate and multiple used in the determination of fair value was 6.5% and 1.0x. Consequently, an impairment charge of $83,486,000 for Fosterville was recorded in earnings for the year ended December 31, 2009. Actual future results may differ from the assumptions made by the Corporation.

The Corporation acquired a number of exploration tenements via the Perseverance acquisition in 2008. During the year, management thoroughly reviewed the Corporation’s tenement holdings to ensure current and future exploration activities are consistent with the strategic plan for the Corporation’s Australian assets. As a result of the review, certain tenements were returned to the state of Victoria and a write-down equal to the carrying value of these tenements of $1,363,000 was recorded for the year ended December 31, 2009.

Note 9     Investments

The Corporation’s investment portfolio comprises the following:

	2009	2008
Auction rate securities (“ARS”)	$37,702	$39,291
Other	299	131
	$38,001	$39,422

Northgate continues to hold auction rate securities (“ARS”), which are floating rate debt securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. The par value of these securities held by the Corporation is $72,600,000. Beginning in August 2007, auctions for these ARS began to fail, and shortly thereafter attempts to conduct such auctions generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers or their guarantors continue to make regular interest payments to the Corporation. All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of the Corporation using the limited discretion conferred on it. Based on representations from Lehman, the Corporation had believed that the securities conformed to its internal investment management policy.

On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of the Corporation’s investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees. The Corporation has alleged that Lehman’s inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by the Corporation in the FINRA Claim is a ruling of FINRA relieving the Corporation of its obligation to repay the Short-Term Loan (see note 10 below) as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by the Corporation from Lehman and its employees.

69  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). The Corporation is seeking clarification from Barclays on whether it has assumed from Lehman either the management of the account in which the auction rate securities of the Corporation are held or the Short-Term Loan.

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary bankruptcy proof of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assist with management’s assessment of the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

While the Corporation continues to earn interest on all its ARS investments, the estimated fair value of the Corporation’s ARS holdings at December 31, 2009 was $37,702,000, which reflects a $1,589,000 decline from the estimated fair value of $39,291,000 at December 31, 2008. The decrease in value is related primarily to one ARS issued by a Regulation XXX Insurance company. The decline was driven by downgrades in the ratings of the issuer and the monoline insurer acting as its financial guarantor to below investment grade. The Corporation has concluded that there is an other than temporary impairment related to this ARS and recognized a write-down of $10,416,000 in net earnings for the year ended December 31, 2009 relating to this security, representing the full amount of the decline in value. In addition, the Corporation recognized an other than temporary impairment of $563,000 for its ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps) for the year ended December 31, 2009. The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets. Total other than temporary impairment recognized into earnings for the year ended December 31, 2008 was $20,310,000, resulting in a cumulative other than temporary impairment recognized to date of $31,289,000.

Northgate Annual Report 2009 | 70

The Corporation assessed the overall decline in the estimated fair value related to its other holdings of Regulation XXX auction rate securities and concluded that the decline is temporary. The Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies with a stable financial outlook and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The Corporation believes that, based on its cash and cash equivalents balance of $253,544,000 at December 31, 2009 and expected operating cash flow, the current illiquidity and impairment of its ARS investments will not have a material impact on the Corporation’s ability to carry on its business.

Note 10     Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, management of the Corporation received from Lehman a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of December 31, 2009, the principal outstanding on the Short-Term Loan was $41,515,000 (2008 – $43,096,000). The Short-Term Loan matured on June 6, 2008. The Corporation continues to treat the Short-Term Loan as an obligation and has classified it as a current liability.

Note 11     Lease Obligations

The Corporation has obligations under capital leases for mobile mining equipment with remaining terms ranging from two to three years.

	2009	2008
Future capital lease obligations	$11,608	$11,980
Less: interest at weighted average rate of 9.18% (2008 – 9.40%)	(957)	(1,236)
Present value of capital lease obligations	10,651	10,744
Less: current portion	(5,995)	(4,533)
	$4,656	$6,211

Future capital lease principal payments as of December 31, 2009 are as follows:

2010	$5,995
2011	3,758
2012	898
$10,651

71  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

The Corporation also leases equipment and office premise under operating leases. Future operating lease payments as of December 31, 2009 are as follows:

2010	$40
2011	62
2012	101
2013	122
2014	50
$375

Note 12     Other Long-Term Liabilities

	2009	2008
Unrealized loss on copper forward contracts (note 16)	$2,721	$—
Accrued severance costs	3,888	1,423
Provision for long-service leave	1,488	942
Deferred gain on sale and leaseback	551	736
Other	347	267
	$8,995	$3,368

Accrued severance costs are comprised of severance and retention payments accrued for Kemess South employees. On April 8, 2008, a new three-year collective agreement (the “Agreement”) was ratified by the International Union of Operating Engineers Local 115, which represents the 300 production and maintenance employees at Kemess South. The Agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess South until the employee’s last scheduled shift. The payment is based on an employee’s service years as calculated at the time of the last shift.

In 2008, the Corporation also communicated details of a severance package to salaried Kemess South employees. The package provides for a lump-sum payment to a salaried employee who remains at Kemess South until the close of the mine. The payment is based on an employee’s service years as calculated at the time of the employee’s termination date.

The Corporation is recognizing all estimated severance and retention liabilities in earnings ratably over the service period.

The Corporation’s Australian employees are entitled to 13 weeks of long-service leave for every 10 years of service in accordance with Australian legal requirements. The obligation is accrued and expensed over the 10-year period.

In 2008, the Corporation sold assets in Australia for a gain of $1,157,000 and subsequently leased back the assets for use in operations. The corresponding gain is being recognized into earnings over the term of the lease.

Northgate Annual Report 2009 | 72

Note 13     Site Closure and Reclamation Obligations

Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements established by various government agencies in Canada and Australia. Under current regulations, the Corporation is required to meet performance standards to minimize the environmental impact from its operations and to perform site restoration and other closure activities at its mining and development sites. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

	2009	2008
Kemess South mine	$37,363	$38,069
Stawell Gold mine	5,081	4,044
Fosterville Gold mine	4,530	3,740
Young-Davidson property	516	416
	47,490	46,269
Less current portion	23,501	8,420
	$23,989	$37,849
Estimated undiscounted cash flows used to determine the total liability	$52,373	$52,543

Expenditures for Kemess South are expected to take place primarily from 2010 to 2013 with some expenditures, such as monitoring, to continue afterwards. The credit-adjusted risk-free rate at which the estimated future cash flows have been discounted is 6.25% and the inflation rate used to determine future expected costs is 2.29%.

Expenditures at Fosterville and Stawell are expected to be spent from 2010 to 2015. The inflation rate used to determine future expected costs in Australia is 3.0%. The credit-adjusted risk-free rate at which the estimated future cash flows have been discounted is 5.13% at Fosterville and 4.67% at Stawell.

The respective discount rates were determined by using an appropriate measure for the risk-free rate in each country in which the Corporation operates, plus a risk premium reflective of the Corporation’s credit profile when the liability was recognized.

A reconciliation of total provision for site closure and reclamation obligation is as follows:

	2009	2008
Balance, beginning of year	$46,269	$49,120
Acquisition of Perseverance	—	9,415
Effect of change in estimated future cash flows, net	420	(424)
Site closure and reclamation costs paid	(11,089)	(4,339)
Accretion expense	3,253	1,984
Effect of foreign exchange	8,637	(9,487)
Balance at the end of the year	$47,490	$46,269

73  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

In 2009, the Corporation revised the undiscounted estimate for mine site closure and reclamation costs at Kemess South, Stawell and Fosterville. Accordingly, the amounts recorded for the obligation and the related asset were increased.

At December 31, 2009, the Corporation had security bonds totalling Cdn$18,659,000 (2008 – Cdn$18,409,000) posted in connection with its reclamation permit for Kemess South and Young-Davidson (note 6). During 2002, the Corporation and the Government of British Columbia amended the reclamation permit such that the Corporation agreed to provide additional security installments of Cdn$1,000,000 on December 31 of each year from 2003 to 2008, with a final amount of Cdn$800,000 due on December 31, 2009 for Kemess South. The final installment was made in January 2010.

At December 31, 2009, the Corporation also had cash deposits of A$10,523,000 (2008 – A$10,463,000) as security against performance guarantees relating to the future reclamation of Fosterville and Stawell (note 6).

Note 14     Capital Management

The Corporation’s objective when managing capital is to maintain a strong capital base to ensure investor, creditor and market confidence and to sustain future development and growth. The Corporation considers capital to be equity and long-term debt. The Corporation sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may issue new shares or seek debt financing. The Corporation has implemented a rigorous planning and budgeting process to determine the funds necessary to ensure it has the liquidity to meet its operating requirements and growth objectives. In assessing liquidity, the Corporation takes into account its expected cash flows from operations and its cash and cash equivalent holdings.

The Corporation is subject to certain restrictions by third parties and is required to maintain a margin account with respect to its copper forward contracts, which may require further deposits based on copper prices. There were no margin requirements at December 31, 2009 and 2008.

The Corporation’s Short-Term Loan, secured by the ARS investments, requires debt service payments from time to time (note 10). The Corporation’s site closure plans require the Corporation to post closure bonds and deposits from time to time. Estimated future costs of reclamation are accrued as an asset retirement obligation and posted bonds are recorded in other assets.

Neither the Corporation nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios.

There were no changes to the Corporation’s approach to capital management during the year ended December 31, 2009.

Northgate Annual Report 2009 | 74

Note 15     Shareholders’ Equity

A. Authorized Share Capital

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.

100,000,000,000,000 Class B preference shares, without par value.
100,000,000,000,000 common shares, without par value.

B. Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 14,000,000 common shares to directors, officers, employees and service providers. Stock options are granted at the discretion of the Compensation and Corporate Governance Committee, acting on behalf of the Board, at exercise prices based on the closing market price of the Corporation’s common shares on the date immediately prior to the grant of the stock options. Each option will be for a term of not less than seven years, with vesting of 20% on the date of grant and 20% on the anniversary date of the grant over the next four years. Options may not be granted with exercise periods longer than ten years. At December 31, 2009, 7,674,150 stock options were available for issue under the plan.

The continuity of options granted and outstanding under the stock option plan is as follows:

	2009		2008
		Average Exercise		Average Exercise
	Number	Price (Cdn$)	Number	Price (Cdn$)
Balance, beginning of year	5,758,500	$2.92	5,196,600	$2.73
Granted	1,616,000	1.06	1,685,000	2.83
Exercised	(364,600)	2.10	(881,300)	1.55
Cancelled	(684,050)	3.24	(241,800)	3.08
Balance, end of year	6,325,850	$2.49	5,758,500	$2.92
Exercisable	3,525,800	$2.72	3,080,400	$2.80

Details of the options outstanding as at December 31, 2009, are as follows:

	Outstanding Options			Exercisable Options
Exercise	Number of	Weighted Average	Weighted Average	Number of	Weighted Average
Price (Cdn$)	Options	Remaining Life (years)	Exercise Price (Cdn$)	Vested Options	Exercise Price (Cdn$)
$0.69 – $0.90	40,000	5.87	$0.82	16,000	$0.82
$0.91 – $1.78	1,552,100	5.95	1.05	315,300	1.11
$1.79 – $1.84	580,000	2.08	1.79	580,000	1.79
$1.85 – $2.65	1,049,600	3.49	2.54	746,000	2.58
$2.66 – $4.07	3,104,150	3.84	3.36	1,868,500	3.35
	6,325,850	4.15	$2.49	3,525,800	$2.72

75  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

During the year ended December 31, 2009, the Corporation recognized a stock-based compensation expense of $1,255,000 (2008 – $1,821,000) based on the fair value of options granted and vested during the year. The weighted average fair value of options granted in 2009 was Cdn$0.61 per share (2008 – Cdn$1.32). The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2009	2008
Risk-free interest rate	2.30%	3.71%
Annual dividend rate	—	—
Expected stock price volatility	64%	50%

The expected life of the options used in the option-pricing model was estimated to be five years based on historical experience.

For purposes of the fully diluted earnings per share calculations, 6,325,850 options (2008 – 4,990,000) were excluded from the calculation of the weighted average number of shares outstanding, as they were anti-dilutive.

C. Employee Share Purchase Plan (“ESPP”)

The ESPP is available to all full-time employees of the Corporation in Canada. Under the terms of the ESPP, each full-time employee can buy treasury shares up to 5% of their base salary at the current market price and the Corporation will contribute additional shares equal to 50% of the employee’s contribution. During the year ended December 31, 2009, the Corporation recognized $212,000 (2008 – $201,000) in stock-based compensation expense associated with the ESPP.

D. Equity Offering

On September 30, 2009, the Corporation issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for proceeds of $89,306,000, net of transaction costs of $4,106,000. Transaction costs include $775,000 of costs previously deferred related to the Corporation’s filing of a base shelf prospectus pursuant to which this equity offering was made (note 7).

Note 16     Financial Instruments

Financial Risk Management

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk

Credit risk is the risk of potential loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Corporation’s cash and cash equivalents, restricted cash, receivables and investment securities. It may also arise on the Corporation’s copper forward and other derivative contracts.

In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.

Northgate Annual Report 2009 | 76

Gold doré produced in Australia is sold exclusively to AGR Matthey, a reputable precious metals refiner. The Corporation believes there are other buyers in the marketplace that would buy the production under approximately the same financial terms. Concentrate produced at Kemess South is sold under a contract to Xstrata Canada Corporation (“Xstrata”), a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess South gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess South concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.

The Corporation may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. (“Mitsui”), fails to meet its contractual obligation. The Corporation has mitigated this risk by obtaining a guarantee from Mitsui’s parent company, Mitsui and Co., Ltd. of Japan.

The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody’s. Management continuously monitors the fair value of its investments, including its investments in ARS (note 9), to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as the Corporation places deposits only with major established banks in the countries in which it operates. Excess cash is invested in R1/P1/A1 rated investments including direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are recorded as cash and cash equivalents.

As at December 31, the Corporation’s gross credit exposure is as follows:

	2009	2008
Cash and cash equivalents	$253,544	$62,419
Trade and other receivables	26,396	11,972
Unrealized gain on copper forward contracts – short-term	—	6,338
Restricted cash (included in other assets) (note 6)	27,544	22,614
Unrealized gain on copper forward contracts – long-term	—	30,796
ARS (note 9)	37,702	39,291
	$345,186	$173,430

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation’s reputation.

The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

77  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

Significant cash commitments are as follows:

	1 Year	2–3 Years	4–5 Years	6+ Years	Total
Accounts payable and accrued liabilities	$46,210	$—	$—	$—	$46,210
Income taxes payable	29,395	—	—	—	29,395
Severance and long service leave [1,2]	6,992	7,608	285	1,842	16,727
Capital lease obligations (including interest component)	6,711	4,897	—	—	11,608
Operating leases	40	163	172	—	375
Unrealized loss on copper forward contracts [3]	5,670	2,862	—	—	8,532
Short-Term Loan [4]	41,515	—	—	—	41,515
Asset retirement obligations [5]	25,504	11,130	10,067	5,672	52,373
Other long-term liabilities	39	78	78	363	558
3 Nations funding (note 21)	955	—	—	—	955
Closure bonding requirements (note 13)	764	—	—	—	764
	$163,795	$26,738	$10,602	$7,877	$209,012

1

The estimated severance liability will be recognized ratably over the estimated period of service. As at December 31, 2009, accrued severance of $181,000 has been recognized in accounts payable and accrued liabilities, and $3,888,000 has been recognized in other long-term liabilities.

2

The provision for long service leave included above is undiscounted. As at December 31, 2009, accrued long service leave of $7,234,000 has been recognized in accounts payable and accrued liabilities, and $1,488,000 has been recognized in other long-term liabilities.

3

The unrealized loss on copper forward contracts included above is undiscounted. As at December 31, 2009 an unrealized loss of $5,507,000 on copper forward contracts has been recognized in accounts payable and accrued liabilities, and $2,721,000 has been recognized in other long-term liabilities.

4	The Short-Term Loan is secured by Northgate’s ARS investments (note 10). This amount included above represents the principal amount only. The loan bears interest at LIBOR plus 100 basis points.
5

The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portion of the asset retirement obligation is backed by Cdn$18,659,000 in security bonds included in other assets. The Fosterville and Stawell portion is backed by A$10,523,000 in security bonds also included in other assets.

Market Risk

Market risk is the risk that changes to commodity prices, foreign exchange rates or interest rates, will affect the Corporation’s income or the value of its financial instruments. The Corporation manages this risk by executing strategies to limit excessive exposure to the extent possible while optimizing the return on investments designed to mitigate such risks.

Commodity Price Risk – The Corporation is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel, steel and electricity. The Board has established a Finance Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate this risk.

The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.

The Corporation monitors the price of the commodities it produces and considers the risk exposure to fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

All of the Corporation’s future gold production is unhedged and is fully exposed to future price movements.

Northgate Annual Report 2009 | 78

The Corporation has entered into forward sales contracts with Mitsui to fix the price of copper for certain future production. A total volume of 17,375 tonnes of copper were sold forward using London Metals Exchange (“LME”) contracts as at December 31, 2009. These contracts mature from April 2010 through April 2011 at an average forward price of Cdn$3.31 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase in US dollars, over the same period, its forward sales position at the difference between the monthly average LME prices in the month of settlement and the forward price of Cdn$3.31. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate to be delivered to Xstrata under a concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at December 31, 2009 was a liability of $8,228,000, of which $5,507,000 is included in accounts payable and accrued liabilities for contracts expiring in 2010 and $2,721,000 is included in other long-term liabilities.

At December 31, 2008, the Corporation sold forward 16,200 tonnes of copper at an average forward price of $2.52 per pound maturing between November 2009 and October 2010. The fair value of these contracts was an asset of $37,134,000 at December 31, 2008, of which $6,338,000 was included in trade and other receivables and $30,796,000 was included in other assets.

In 2009, the Corporation closed out all copper forward sales contracts that were outstanding at December 31, 2008 for net proceeds of $7,689,000.

A change of $0.05 per pound in the forward price of copper would have changed the fair value of the outstanding contracts as at December 31, 2009 and, consequently, earnings before income taxes, by $1,839,000 (2008 – $1,703,000).

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related receivable as at December 31, 2009 and earnings before income taxes by $505,000 for the year ended December 31, 2009 (2008 – $485,000). A $10 per ounce change in the price of gold would have changed the related receivable as at December 31, 2009 and earnings before income taxes by $320,000 for the year ended December 31, 2009 (2008 – $268,000).

Foreign Currency Risk – The Corporation is exposed to foreign currency risk on its financial assets and liabilities denominated in Canadian dollars. Movements in the Canadian dollar relative to the US dollar will have an impact on future earnings.

79  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

The Corporation’s financial assets and liabilities denominated in Canadian dollars are as follows:

		2009		2008
Cash and cash equivalents	Cdn$	180,819	Cdn$	7,429
Trade and other receivables		391		11,603
Equity investments		313		161
Restricted cash (included in other assets)		18,659		18,409
Accounts payable and accrued liabilities		(20,509)		(23,339)
Income taxes payable		(30,765)		—
	Cdn$	148,908	Cdn$	14,263

A 10% strengthening or weakening of the United States dollar against the Canadian dollar as at December 31, 2009 would have decreased or increased earnings before income taxes by $14,228,000 for the year ended December 31, 2009 (2008 – $1,165,000). This analysis assumes that all other variables remain constant.

Interest Rate Risk – The Corporation is exposed to interest rate risk on its Short-Term Loan and its capital leases. The Short-Term Loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at fixed rates.

A change of 50 basis points in the LIBOR rate for the year ended December 31, 2009 would have changed earnings before income taxes by $214,000 for the year ended December 31, 2009 (2008 – $226,000). This assumes all other variables, in particular foreign currency rates, remain constant.

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying value of the short-term credit facility approximates its fair value as it bears interest based on market rates of interest. The carrying values of capital lease obligations are not materially different from their fair values.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income. The fair value of ARS investments is determined based on a third-party valuation and other observable and unobservable variables (note 9).

Commodity contracts are valued by determining the difference between contractual forward rates and the current forward prices for the residual maturity of the contracts. When in a gain position, the fair value of the commodity contracts is determined by discounting the expected future cash flows to the balance sheet date using the LIBOR rate at that date for the expected period to the settlement of these contracts, plus an amount representing the risk premium of the counterparty. When in a loss position, a spread representing the risk premium of the Corporation is added to LIBOR for the discounting of the expected future cash flows. The change in fair value of the forward contracts recognized in the results from operations was a loss of $37,674,000 for the year ended December 31, 2009 (2008 – gain of $32,716,000) and has been included in revenue.

The following table outlines the Corporation’s financial assets and liabilities measured at fair value by level within the fair value hierarchy described below. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

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	Fair value at December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$253,544	$253,544	$—	$—
Metals receivable	14,882	—	14,882	—
Auction rate securities	37,702	—	—	37,702
Equity investments	299	299	—	—
Liabilities:
Unrealized loss on copper hedges	8,228	—	8,228	—

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Corporation’s cash instruments are valued using quoted market prices in active markets, and therefore are classified as Level 1.

The Corporation recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of the provisional payment from the buyer. The provisional payment is based on average metal prices from the previous month. The final prices of concentrate sales are determined by quoted market prices in a period subsequent to the date of sale. At period-end, the Corporation revalues its unsettled revenues using quoted forward rates based on the month of expected settlement. Because the inputs are derived from observable market data, concentrate receivables and payables are classified as Level 2.

The Corporation’s ARS are valued using a valuation technique that incorporates a number of variables, including the probability of future defaults, the potential impact of events in the global financial markets, the relative seniority of each auction rate security within the capital structure of the issuer, the credit circumstances of the financial guarantors, and the value of investments and reserves held by the issuers. Since there is not an active market for ARS and the securities have little price transparency, they are classified as Level 3.

The Corporation’s equity investments are classified as Level 1 as they are valued based on quoted bid prices in active markets.

The Corporation’s copper forward contracts are valued based on current forward prices for the residual maturity of the contracts and, when in a gain position, discounted using the 12 month LIBOR rate plus a risk premium for the counterparty, and when in a loss position at the 12 month LIBOR plus a risk premium for the Corporation. Because the inputs are derived from observable market data, the copper forward contracts are classified as Level 2.

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Notes to Consolidated Financial Statements

A summary of the changes in the fair value of the Corporation’s Level 3 financial assets (auction rate securities) for the years ending December 31 are as follows:

	2009	2008
Balance, beginning of year	$39,291	$69,397
Increase in fair value (temporary impairment) recorded in accumulated other comprehensive income	4,982	(12,999)
Other than temporary impairment recognized in earnings [1]	(6,571)	(17,107)
	$37,702	$39,291

1

For the year ended December 31, 2009, total other than temporary impairment recognized in earnings was $10,979,000 (2008 – $20,310,000) which included $4,408,000 (2008 – $3,203,000) that had been previously recognized in accumulated other comprehensive income.

There were no transfers between Level 1 and Level 2 of the fair value hierarchy and no transfers in or out of Level 3 of the hierarchy.

Note 17     Income Taxes

Total income tax expense for the year ended December 31, 2009 was $5,154,000 (2008 – $29,750,000) and was allocated as follows:

	2009	2008
Income tax expense recorded in net earnings	$6,719	$29,750
Income tax benefits recorded in shareholders’ equity	(1,565)	—
	$5,154	$29,750

Income tax expense (recovery) recognized in net earnings differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons:
	2009	2008
Earnings (loss) before taxes	$(42,787)	$40,470
Canadian income tax rate	30.00%	31.00%
Tax expense (recovery) based on statutory income tax rate	(12,836)	12,546
Expenses not deductible or income not taxable	3,599	1,638
Investment tax credit	(1,070)	—
Change in valuation allowance, tax rates and other items	17,104	13,443
Difference in tax rates in foreign jurisdictions	—	(65)
Effect of foreign exchange	(2,904)	133
Mining taxes	2,826	2,055
Income tax expense	$6,719	$29,750

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The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented as follows:

	2009	2008
Future income tax assets
Non-capital loss carry forwards and other deductions	$31,189	$8,937
Net capital loss carry forwards	26,037	24,828
Reclamation liabilities	10,644	10,898
Employee provisions	3,784	2,157
Accrued liabilities	3,825	2,271
Unrealized loss on copper forward contracts	2,360	—
British Columbia mineral tax deductions	12,230	11,893
Financing costs	2,063	—
Mineral property, plant and equipment	31,320	—
Other	1,060	1,009
Future income tax assets	124,512	61,993
Valuation allowance applied	(100,099)	(36,721)
Total future income tax assets	24,413	25,272
Future income tax liabilities
Mineral property, plant and equipment	—	(17,446)
Unrealized gain on copper forward contracts	—	(11,221)
Investment tax credits	(2,446)	(1,844)
Other	(2,786)	(2,006)
Total future income tax liabilities	(5,232)	(32,517)
Net future income tax asset (liability)	$19,181	$(7,245)
Allocated as follows:
Current portion of future income tax asset	$5,541	$5,259
Non-current portion of future income tax asset	14,507	3,741
Current portion of future income tax liability	(867)	(1,895)
Non-current portion of future income tax liability	—	(14,350)
Net future income tax asset (liability)	$19,181	$(7,245)

At December 31, 2009, the Corporation has approximately Cdn$172,194,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

The Corporation’s Australian subsidiaries have non-capital losses of approximately A$115,809,000 available for Australian income tax purposes, which can be carried forward indefinitely to reduce future taxable income.

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Notes to Consolidated Financial Statements

Note 18     Segmented Information

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in both Canada and Australia, as well as revenues and costs that are not attributable to the individual mines for performance assessment. Hedging activity and exploration costs are also included in the Corporate segment as the decisions concerning these expenditures are approved at the Corporate level.

The operating segment results for the year ending December 31, 2009 are as follows:

	Kemess	Fosterville	Stawell	Corporate	Total
Revenues	$337,052	$100,140	$85,515	$(37,731)	$484,976
Depreciation and depletion	40,193	30,168	33,380	385	104,126
Exploration	55	6,153	3,802	4,627	14,637
Net interest expense (income)	(31)	387	255	(2,191)	(1,580)
Earnings (loss) from operations, before income taxes	97,028	(79,861)	(6,035)	(53,919)	(42,787)
Capital expenditures [1]	7,553	36,075	33,350	7,752	84,730
Mineral property, plant and equipment	49,992	110,493	141,648	25,283	327,416
Total assets	129,270	115,785	152,777	343,847	741,679
[1] Capital expenditures include plant and equipment purchased outright and by assumption of capital lease obligations.

The operating segment results for the year ending December 31, 2008 are as follows:
	Kemess	Fosterville	Stawell	Corporate	Total
Revenues	$304,042	$50,255	$73,595	$33,096	$460,988
Depreciation and depletion	32,912	11,301	22,843	234	67,290
Exploration	498	3,155	4,108	24,834	32,595
Net interest expense (income)	(638)	188	47	(6,534)	(6,937)
Earnings (loss) from operations, before income taxes	53,994	(13,090)	111	(545)	40,470
Capital expenditures [1]	8,076	38,637	26,336	324	73,373
Mineral property, plant and equipment	78,079	146,850	111,812	20,984	357,725
Total assets	128,495	164,102	124,410	174,622	591,629

1 Capital expenditures include plant and equipment purchased outright and by assumption of capital lease obligations.

Revenue per geographical region for the year ending December 31 is as follows:

	2009	2008
Canada	$299,321	$337,138
Australia	185,655	123,850
	$484,976	$460,988

Revenue for the years ended December 31, 2009 and 2008 include the effect of mark-to-market adjustments associated with forward contracts.

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The Corporation has an agreement with Xstrata for the shipment and sale of Kemess’ gold-copper concentrate. The Corporation also has a sales arrangement with AGR Matthey for gold doré bars produced at Fosterville and Stawell.

The mineral property, plant and equipment by geographical region are presented as follows:

	2009	2008
Canada	$74,690	$98,636
Australia	252,726	259,089
	$327,416	$357,725

Note 19     Other Income

For the year ended December 31, 2008, other income included an amount related to an out-of-court settlement with Aurizon Mines Ltd. for costs and damages in the amount of Cdn$4,000,000. The Corporation had previously recognized its best estimate of this liability and the difference between this estimate and the amount paid was included in other income.

In addition, other income for the year ended December 31, 2008 included a mark-to-market gain of $9,836,000 related to the settlement of Perseverance’s gold forward contracts. In connection with the acquisition of Perseverance, the Corporation had entered into an agreement to acquire Perseverance’s portfolio of gold forward contracts from an Australian financial institution based on the value of the underlying forward contracts at October 30, 2007.

Note 20     Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	2009	2008
Trade and other receivables	$(13,408)	$3,250
Income taxes receivable	6,837	(4,424)
Inventories	364	656
Prepaid expenses	(947)	645
Accounts payable and accrued liabilities	(8,558)	2,064
Income taxes payable	29,395	(3,222)
Settlement of forward contracts	7,689	(9,382)
Reclamation costs paid	(11,089)	(4,339)
	$10,283	$(14,752)

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Notes to Consolidated Financial Statements

Supplementary information:

	2009	2008
Cash paid during the year for:
Interest	$2,298	$3,669
Income taxes	587	6,053
Non-cash transactions:
Purchase of mineral property, plant and equipment by assumption of a capital lease obligation	2,734	14,983
Insurance premiums financed by a loan facility	856	—
Deferred transaction costs transferred to equity	775	—
Future income tax benefits recorded directly in equity	1,565	—
Reduction of Perseverance hedge portfolio liability through settlement of agreement to purchase Perseverance hedge portfolio	—	(20,482)

Note 21     Commitments and Contingencies

In June 2006, the Corporation entered into a Cooperation agreement with Tse Keh Nay (3 Nations) related to the operation of its existing Kemess South mine. The Corporation continues to provide funding to benefit the Tse Keh Nay member communities in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine life.

The Corporation’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

In November 2009, the Victorian Work Cover Authority filed charges against the Fosterville Gold mine for events which occurred in December 2007, prior to the acquisition of Perseverance by Northgate. The Corporation and its external legal counsel are currently reviewing the documents filed and have estimated a potential penalty and legal costs, which have been accrued in the financial statements.

Note 22     Comparative Figures

To ensure comparability of financial information, certain comparative figures have been reclassified to conform to the presentation adopted in the current reporting period.

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